SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER, 2004

COMMISSION FILE NUMBER 0-50657

                               SEABRIDGE GOLD INC.
             (Exact name of Registrant as specified in its Charter)

        172 KING STREET EAST, 3RD FLOOR, TORONTO, ONTARIO, CANADA M5A 1J3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F  |X|                      Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Seabridge Gold Inc. (Registrant)

                                           Seabridge Gold Inc.
                                           (Registrant)

Date: November 2, 2004

                                           By:   /s/ Roderick Chisholm
                                              ----------------------------------
                                              Name:  Roderick Chisholm
                                              Title: Chief Financial Officer

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                                    EXHIBITS

Exhibit 99
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Press release issued November 2, 2004 in which the Registrant announced that positive assay results from 17 of 19 new diamond drill holes recently completed at the Registrant's 100% owned Courageous Lake property in the Northwest Territories have confirmed that (1) the FAT deposit continues for at least an additional 300 meters to the south of the existing deposit and (2) there is significant potential within the existing deposit to convert non-interpolated zones into additional gold resources. The Registrant has commissioned Resource Modeling Inc. to update the resource model by incorporating the new drill results and restating gold resources under National Instrument 43-101 guidelines. The new resource model will then be used by Hatch, an independent consulting firm, to complete their Technical Assessment of the FAT deposit.


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